Mail Stop 4561

August 28, 2009

Jiang Huai Lin, Chairman and Chief Executive Officer
China Information Security Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District, Shenzhen, Guangdong, 518040
People's Republic of China

> **Re:** **China Information Security Technology, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 12, 2009**
> **File No. 333-159375**
>
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008**
> **Filed August 12, 2009**
> **Form 10-Q for the quarterly period ended June 30, 2009**
> **Filed August 6, 2009**
> **File No. 001-34076**

Dear Mr. Lin:

We have reviewed your amended Form S-3 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. According to your Form 8-K filed on August 11, 2009, on August 7, 2009 Wendy Wang resigned from her position as Chief Financial Officer of the company and the company appointed Ms. Jackie You Kazmerzak as the new CFO. However, your amended Form S-3, Forms 10-K and 10-Q, as well as the certifications in the Exchange Act reports are signed by Wendy Wang on August 12, 2009 as CFO. Please ensure that your certifications are executed by the person serving in the capacity of CFO on the date the certification is signed.

2. You state that you have submitted an application for confidential treatment for portions of agreements with principal customers and suppliers. We are reviewing the application and will provide comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

Amendment No. 1 to Form S-3

3.   In response to comment 1 of our letter dated June 19, 2009, you state in your response letter that you are relying on General Instruction I.B.1 to Form S-3 to register this transaction. Accordingly, it does not appear that you are subject to the sales limitations in General Instruction I.B.6 to Form S-3. Please explain or revise your statement in footnote 1 of the registration fee table that references General Instruction I.B.6.

Exhibit 5.2

4.   The opinion of Zhong Lun Law Firm states that "legal opinion shall not be used, circulated, quoted, other otherwise referred to for any other purposes, nor is anyone else other than the addressee hereof entitled to rely on this opinion." Please revise to eliminate language that states or implies that investors are not entitled to rely on the opinion.

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 38

5.   We note the added disclosure in response to comment 5 of our letter dated July 2, 2009 that unbilled accounts receivable has the same impact on your liquidity and operating cash flows as normal accounts receivable. On page F-10 you disclose that unbilled accounts receivable are generally invoiced upon the completion of work orders, which is estimated to be within one year. In light of the potential significant delay in billing and subsequent collection, please tell us how you considered the impact on your liquidity and operating cash flows, including how the impact differs from normal accounts receivable. Explain why there was a significant increase in unbilled receivables at December 31, 2008 compared to the prior year-end and separately quantify the amounts representing deferred and recognized revenues.

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control Over Financial Reporting, page 43

6.   We note your response to comment 9 of our letter dated July 2, 2009. Please tell us whether you discovered any errors in your quarterly reports filed during 2008 as a result of the identified inadequacies in the company's internal control policies and procedures.

(c) Changes in Internal Controls over Financial Reporting, page 43

7.   We note your response to comment 14 of our letter dated June 19, 2009 that you do not believe that the costs of remediation for the identified material weaknesses have a material effect on our financial position, cash flows, or results of operations. It appears that the company is intending to take several measures to remediate the identified material weaknesses, including hiring additional financial reporting and accounting personnel, engaging a qualified external consultant, and adjusting the company's internal processes for collecting and reviewing financial information. In your response letter, please explain the basis for your belief that you do not believe that the costs of these remedial measures will not be material.

Item 8. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3. Variable Interest Entity, page F-16

8.   In your response to comment 7 of our letter dated July 2, 2009 you state that neither the company nor IST participated in the design of iASPEC and that iASPEC was not designed so that substantially all of its activities involve or are conducted on behalf of IST or the company. Please tell us the following regarding the activities of iASPEC:

- whether subsequent to entering into the Turnkey Agreement, iASPEC had operations aside from those involving IST and the company;
- compare and contrast iASPEC's activities, nature of and size, prior to and subsequent to entering into the Turnkey Agreement; and
- describe your consideration of whether entering into the Turnkey Agreement resulted in a reconsideration event as described in paragraph 7 of FIN 46R.

9.   We note in the Management Services Agreement, filed as Exhibit 10.1 to Form 8-K filed August 6, 2007, the Recital paragraph C indicates that the Amended Turnkey Agreement provides for the gradual transfer to PST (which at the time was Bo Hai Wen Technology (Shenzhen) Company Limited) the majority of the personnel and assets of iASPEC. Please describe for us the nature of the changes in the Turnkey Agreement as a result of the amendment on January 31, 2007, including any changes in nature and scope of activities, revenue and expense sharing, and personnel and assets used in providing contract services. Describe your consideration of whether entering into the Amended Turnkey Agreement resulted in a reconsideration event as described in paragraph 7 of FIN 46R.

10.   In your response to comment 7 of our letter dated July 2, 2009 you state that the Turnkey Agreement did not result in a variable interest to the company as it did not entitle the company to iASPEC's expected residual returns nor did it oblige the company to absorb

iASPEC's expected losses. We note in the Recital paragraph C of the Management Services Agreement indicates that the Amended Turnkey Agreement provides for the transfer from iASPEC to PST of 90% or more of the economic benefit and burden of the operations of iASPEC. Please provide us with your analysis describing more fully how you determined that the company did not have a variable interest in iASPEC as a result of the Amended Turnkey Agreement.

11.   In your response to comment 7 of our letter dated July 2, 2009 you state that iASPEC did not have a history of significant uncollected receivables that needed to be distributed among the parties. Please describe for us the provisions of the Turnkey Agreement covering losses from uncollected receivables. Clarify if losses from uncollected receivables would be considered as "expenses" incurred from fulfilling business contracts as defined in the Turnkey Agreement filed as Exhibit 2.1 of the Form 8-K filed October 10, 2006.

12.   In your response to comment 7 of our letter dated July 2, 2009 you state that iASPEC's owners retained the obligation to absorb iASPEC's losses under the Turnkey Agreement. As you also indicate that iASPEC's costs and expenses related to the Turnkey Agreement were paid directly from revenues prior to iASPEC's remittance to IST, please describe for us the nature of expected losses that the iASPEC owners had the obligation to absorb. Describe any changes to the expected loss distribution as a result of the Amended Turnkey Agreement entered into on January 31, 2007. Refer to paragraph 8 of FIN 46R.

13.   As a related matter, since all revenues under the Turnkey Agreement were remitted to IST net of iASPEC's costs and expenses, please describe for us the nature of the expected residual returns resulting from the operating results of the iASPEC under the Turnkey Agreement. Describe any changes in revenue sharing and residual returns as a result of the January 31, 2007 Amended Turnkey Agreement. Refer to paragraph 8 of FIN 46R.

14.   In your response to comment 7 of our letter dated July 2, 2009 you indicate that as a practical matter iASPEC's costs and expenses were paid directly from revenues prior to iASPEC's remittance of revenues to IST. Based on the reconciliation to non-GAAP results of operations for 2007 contained on page 35 in your previously filed Form 10-K, it appears you present the revenues, net of related expenses, as a single line item in your Statements of Operations. Please confirm whether this is true, and if so, describe your basis for that presentation, including the specific accounting literature upon which you relied.

15.   As a related matter, we note that in response to comments 3 and 4 of our letter dated July 2, 2009 you removed the presentation of non-GAAP financial data, including the "reallocation of related party revenue" adjustments. Please describe for us more fully the purpose of the previously presented "reallocation of related party revenue" adjustments and how the adjustments were determined.

Note 5. Short-Term Investments, page F-20

16.   We note your response to comment 8 of our letter dated July 2, 2009. Please tell us the following with respect to the investments and the guarantee provided by Mr. Lin:

*   whether Mr. Lin's guarantee explicitly covered losses incurred related to the equity securities received in exchange for the equity-linked notes ("ELNs");
*   the specific terms of the guarantee, including any limitations in loss coverage and the agreed upon timing and form of payment to the company under the agreement;
*   your basis for considering the guarantee agreement to be similar to a put option to be accounted for pursuant to SFAS 133, including how the guarantee meets the definition of derivative;
*   where you reported the put option asset on your balance sheet as of December 31, 2007;
*   how you arrived a $526,000 as the difference between the carrying value and fair value of the investments as of December 31, 2007; and
*   how you met the disclosure requirements of paragraph 44C of SFAS 133 and paragraph 21(e) of SFAS 115.

17.   In response to comment 8 of our letter dated July 2, 2009 you state that because Mr. Lin provided the guarantee at inception of the investment and performance under the guarantee did not constitute payment of a company expense or an extinguishment of debt, the payment received under the guarantee was not considered a capital contribution. Please explain how the guarantee being provided at inception of the investment is relevant to the decision of whether this represents a capital contribution. As Mr. Lin received no apparent consideration or benefit in exchange for providing the guarantee and the payment under the guarantee agreement compensates the company for losses incurred, please explain your basis for not considering the payment as a capital contribution.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 1. Financial Statements

Notes to the Condensed Consolidated Financial Statements (unaudited)

Note 2. Summary of Significant Accounting Policies

(c) Revenue Recognition, page 10

18.   In your response to comments 11 and 13 of our letter dated July 2, 2009 you indicate that the non-essential services typically include hardware or software training and phone support and that you consider these services to be post-contract customer support ("PCS"). Please tell us if you charge an additional fee for these services or if they are

stated separately such that the total price of a contract would vary as a result of inclusion or exclusion of the services. Additionally, describe your basis for considering the hardware and software training services as PCS. Refer to paragraphs 63 and 149 (glossary) of SOP 97-2.

*   *   *   *   *

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: <u>Via facsimile (202) 663-8007</u>
       Louis A. Bevilacqua
       Pillsbury Winthrop Shaw Pittman LLP